Mega Matrix Inc.

103 Tampines Street 86 #03-06

The Alps Residences

Singapore 528576

August 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: LuLu Cheng

Re:	Mega Matrix Inc.

Registration Statement on Form F-4 (File No. 333-271349)

Withdrawal of Request for Acceleration

Ladies and Gentlemen:

The undersigned hereby respectfully requests that the Company’s letter of acceleration submitted on August 7, 2024, requesting that its Registration Statement on Form F-4, as amended, (File No. 333-271349) be accelerated to become effective at 5:00 p.m., Eastern Time, on August 9, 2024, be withdrawn.

If you have any questions regarding this request, please contact our counsel John Yung of Lewis Brisbois Bisgaard & Smith LLP at (916) 646-8288.

Very Truly Yours,

Mega Matrix Inc.

By:	/s/ Yucheng Hu
Name:	Yucheng Hu
Title:	Chief Executive Officer